Exhibit 16.1

Ernst & Young LLP Suite 1000 18111 Von Karman Avenue Irvine, CA 92612	Tel: +1 949 794 2300 Fax: +1 949 437 0590 ey.com

March 17, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 17, 2014, of Spectrum Pharmaceuticals, Inc. and are in agreement with the statements contained on page 2 in the paragraphs 2, 3, 4, 5 and 6 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 4th paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2013 and 2012 financial statements.

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